Exhibit (a)(5)(iii)

				June 7, 2001




Garan, Incorporated Self-Tender Completed



	GARAN, INCORPORATED (AMEX:GAN), a manufacturer of children's, men's, and women's apparel, has announced that its tender offer for up to 700,000 shares of its common stock expired at 5:00 pm New York time on June 6, 2001. The preliminary results show that a total of 540,590 shares were tendered and, based upon such results, Garan will purchase all shares tendered. The purchase price will be $30 per share. Payment will be made on or about June 11, 2001. The final number of shares tendered will be determined after all transmittal documents have been processed and will be reported in an amendment to Garan's Schedule TO-I to be filed with the Securities and Exchange Commission.